SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, P.O. BOX 2112 Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

Date: September 24, 2020	By:	/s/ Ofira Bar
Ofira Bar
Chief Financial Officer

MTS Announces Results of 2020 Annual Meeting of Shareholders

Ra’anana, Israel / Powder Springs, Georgia, USA – September 24, 2020 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today announced that the following resolutions were adopted at the 2020 Annual General Meeting of Shareholders that was held on Thursday, September 24, 2020:

1.	To re-elect Haim Mer as a member of the Board of Directors for a term expiring at the Company’s 2021 Annual General Meeting of Shareholders and when his successor is elected and qualified;

2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a fifth term and to approve her terms of service;

3.	To approve terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders; and

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2020, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

The complete text of the resolutions and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to a Form 6-K dated August 20, 2020.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540
Email: ofira.bar@mtsint.com